Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company. This announcement does not constitute a prospectus, offering circular, notice, circular, brochure or advertisement offering to sell any securities of the Company to the public in Hong Kong or any other jurisdiction, nor is it an invitation to the public to make offers to subscribe for or purchase any securities of the Company, nor is it calculated to invite offers by the public to subscribe for or purchase any securities of the Company. This announcement must not be regarded as an inducement to subscribe for or purchase any securities of the Company, and no such inducement is intended. Neither the Company nor its sales agents nor any of their respective affiliates and advisers is offering, or is soliciting offers to buy, any securities of the Company in Hong Kong or any other jurisdiction through the publication of this announcement.

The securities referred to herein may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of our securities to be made in the United States will be made by means of a prospectus that may be obtained from us and that will contain detailed information about us, our management, as well as financial statements. We intend to conduct a public offering of the securities described herein in the United States pursuant to our prospectus supplement and the accompanying prospectus contained in the registration statement on Form F-3 filed with the U.S Securities and Exchange Commission on December 16, 2022.

This announcement may contain ‘forward-looking statements’ with respect to certain of the Company’s plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about the Company’s beliefs and expectations and including, without limitation, statements containing the words ‘may’, ‘will’, ‘should’, ‘continue’, ‘aims’, ‘estimates’, ‘projects’, ‘believes’, ‘intends’, ‘expects’, ‘plans’, ‘seeks’ and ‘anticipates’, and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made and speak only as of the date on which they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. The Company expressly disclaims any obligation to update any of the forward-looking statements contained in this announcement or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to applicable rules of the U.S. Securities and Exchange Commission, the Hong Kong Stock Exchange or other applicable laws and regulations.

KANZHUN LIMITED

看 準 科 技 有 限 公 司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock code: 2076)

(Nasdaq Stock Ticker: BZ)

Share Offer

Number of Offer Shares under the Share Offer	:	34,500,000 Class A Ordinary Shares
(taking into account the full exercise of the Offer Size Adjustment Option)
Number of Hong Kong Offer Shares	:	10,350,000 Class A Ordinary Shares
(as adjusted after Reallocation and taking into account the full exercise of the Offer Size Adjustment Option)
Number of International Offer Shares	:	24,150,000 Class A Ordinary Shares
(as adjusted after Reallocation and taking into account the full exercise of the Offer Size Adjustment Option)
Offer Price	:	HK$66.00 per Offer Share, plus brokerage of 1.0%, SFC transaction levy of 0.0027%, Hong Kong Stock Exchange trading fee of 0.00565% and AFRC transaction levy of 0.00015%
Nominal value	:	US$0.0001 per Share
Stock code	:	HKSE: 2076
Nasdaq: BZ

Overall Coordinators, Joint Global Coordinators, Joint Bookrunners and
Joint Lead Managers

(in alphabetical order)

Joint Global Coordinators, Joint Bookrunners and Joint Lead Managers

Joint Bookrunners and Joint Lead Managers

KANZHUN LIMITED/看準科技有限公司

ANNOUNCEMENT OF ALLOTMENT RESULTS

Unless otherwise defined herein, capitalised terms used in this announcement shall have the same meanings as those defined in the prospectus dated June 25, 2025 (the “Prospectus”) issued by Kanzhun Limited (the “Company”).

Warning: In view of high concentration of shareholding in a small number of Shareholders, Shareholders and prospective investors should be aware that the price of the Class A Ordinary Shares could move substantially even with a small number of Class A Ordinary Shares traded, and should exercise extreme caution when dealing in the Class A Ordinary Shares.

SUMMARY

Company information
Stock code	2076
Stock short name	BOSS ZHIPIN-W
Dealings commencement date	July 4, 2025*

*     see note at the end of the announcement

Price Information
Final Offer Price	HK$66.00
Offer Price Range	N/A
Offer Price Adjustment exercised	N/A

Offer Shares(Note 1) and Share Capital
Number of Offer Shares	34,500,000
Number of Offer Shares in Hong Kong Public Offering (after Reallocation and full exercise of Offer Size Adjustment Option)	10,350,000
Number of Offer Shares in International Offering (after Reallocation and full exercise of Offer Size Adjustment Option)	24,150,000
Number of issued and outstanding shares upon Listing (Note 2)	950,952,536

Notes:

(1)	The number of Offer Shares above is determined after taking into account the additional Shares issued under the Offer Size Adjustment Option.

(2)	Total number of issued and outstanding shares includes share class(es) with weighted voting rights. For details on the weighted voting rights structure of the Company, please refer to the section headed “Appendix IIIA (General Information) – 2. Share Capital” of the Prospectus. The total issued and outstanding shares upon Listing comprises 820,334,135 Class A Ordinary Shares (as enlarged by the Share Offer and after full exercise of Offer Size Adjustment Option) and 130,618,401 Class B Ordinary Shares.

Offer Size Adjustment Option
No. of additional Offer Shares issued under the Offer Size Adjustment Option	4,500,000
– Hong Kong Public Offering	1,350,000
– International Offering	3,150,000
The Offer Size Adjustment Option was fully exercised, pursuant to which the Company is issuing and allotting 4,500,000 additional Offer Shares, representing 15% of the total number of Offer Shares initially available under the Share Offer, at the Offer Price.

Over-allocation
No. of Offer Shares over-allocated	N/A

Proceeds
Gross proceeds	HK$2,277.0 million
Less: Estimated listing expenses payable based on the Offer Price	HK$(77.1) million
Net proceeds	HK$2,199.9 million

Note:	Gross proceeds refer to the amount to which the Company is entitled to receive. Net proceeds represent the estimated net proceeds calculated by the gross proceeds deducted by the estimated listing expenses payable based on the Offer Price. For details of the use of proceeds, please refer to the section headed “Business, Reasons for the Share Offer and Use of Proceeds – Reasons for the Share Offer and Use of Proceeds” of the Prospectus.

ALLOTMENT RESULTS DETAILS

HONG KONG PUBLIC OFFERING

No. of valid applications	11,167
No. of successful applications	11,167
Subscription level	12.04 times
Claw-back triggered	Yes
No. of Offer Shares initially available under the Hong Kong Public Offering	3,000,000
No. of Offer Shares reallocated from the International Offering (claw-back)	6,000,000
Final no. of Offer Shares under the Hong Kong Public Offering (after Reallocation and full exercise of Offer Size Adjustment Option)	10,350,000
% of Offer Shares under the Hong Kong Public Offering to the Share Offer (after Reallocation and full exercise of Offer Size Adjustment Option)	30%

Note:	For details of the final allocation of Offer Share to the Hong Kong Public Offering, investors can refer to www.eipo.com.hk/eIPOAllotment to perform a search by identification number or www.eipo.com.hk/eIPOAllotment for the full list of allottees.

INTERNATIONAL OFFERING

No. of placees	94
Subscription Level	12.46 times
No. of Offer Shares initially available under the International Offering	27,000,000
No. of Offer Shares reallocated to the Hong Kong Public Offering (claw-back)	6,000,000
Final no. of Offer Shares under the International Offering (after Reallocation and full exercise of Offer Size Adjustment Option)	24,150,000
% of Offer Shares under the International Offering to the Share Offer (after Reallocation and full exercise of Offer Size Adjustment Option)	70%

The Company confirms that: (a) none of the Directors had subscribed for the Offer Shares (including the Hong Kong Offer Shares) under the Share Offer; (b) there are no other connected persons of the Company involved in the preparation of the Share Offer; and (c) no connected persons of the Company had participated in any decision to approve their own subscriptions in the Hong Kong Public Offering or determine or influence the Public Offer Price or the allocation basis of the Hong Kong Public Offering.

CONCENTRATION ANALYSIS – PLACEES

Placees	Number of Class A Ordinary Shares allotted	Allotment as % of International Offering	Allotment as % of total Offer Shares	Number of Class A Ordinary Shares held upon Listing	% of total issued and outstanding shares upon Listing
Top 1	7,257,500	30.1%	21.0%	7,257,500	0.8%
Top 5	14,530,700	60.2%	42.1%	45,456,883	4.8%
Top 10	17,622,700	73.0%	51.1%	49,022,054	5.2%
Top 25	20,784,100	86.1%	60.2%	59,363,634	6.2%

Notes:

(1)	Ranking of placees is based on the number of Class A Ordinary Shares allotted to the placees.

(2)	Total issued share capital includes share class(es) with weighted voting rights. For details on the weighted voting rights structure of the Company, please refer to the section headed “Appendix IIIA (General Information) – 2. Share Capital” of the Prospectus. The total issued and outstanding shares upon Listing comprises 820,334,135 Class A Ordinary Shares (as enlarged by the Share Offer and after full exercise of Offer Size Adjustment Option) and 130,618,401 Class B Ordinary Shares.

CONCENTRATION ANALYSIS – HOLDERS OF CLASS A ORDINARY SHARES

Holders of Class A Ordinary Shares	Number of Class A Ordinary Shares allotted	Allotment as % of International Offering	Allotment as % of total Offer Shares	Number of Class A Ordinary Shares held upon Listing	% of total issued Class A Ordinary Shares upon Listing	Number of Shares held upon Listing	% of total issued and outstanding shares upon Listing
Top 1	–	0.0%	0.0%	94,065,248	11.5%	94,065,248	9.9%
Top 5	4,483,600	18.6%	13.0%	230,466,480	28.1%	230,466,480	24.2%
Top 10	4,483,600	18.6%	13.0%	276,486,120	33.7%	276,486,120	29.1%
Top 25	13,935,700	57.7%	40.4%	355,653,815	43.4%	486,272,216	51.1%

Notes:

(1)	Ranking of holders of Class A Ordinary Shares is based on the number of Class A Ordinary Shares held by them upon Listing.

(2)	Total issued share capital includes share class(es) with weighted voting rights. For details on the weighted voting rights structure of the Company, please refer to the section headed “Appendix IIIA (General Information) – 2. Share Capital” of the Prospectus. The total issued and outstanding shares upon Listing comprises 820,334,135 Class A Ordinary Shares (as enlarged by the Share Offer and after full exercise of Offer Size Adjustment Option) and 130,618,401 Class B Ordinary Shares.

(3)	Information on top 25 existing holders of Class A Ordinary Shares based on the latest data sources available to the Company is used for the purpose of the above concentration analysis.

CONCENTRATION ANALYSIS – SHAREHOLDERS

Shareholders	Number of Class A Ordinary Shares allotted	Allotment as % of International Offering	Allotment as % of total Offer Shares	Number of Class A Ordinary Shares held upon Listing	Number of Class B Ordinary Shares held upon Listing	Number of Shares held upon Listing	% of total issued and outstanding shares upon Listing
Top 1	–	0.0%	0.0%	3,969,000	130,618,401	134,587,401	14.2%
Top 5	4,483,600	18.6%	13.0%	219,676,478	130,618,401	350,294,879	36.8%
Top 10	4,483,600	18.6%	13.0%	271,871,723	130,618,401	402,490,124	42.3%
Top 25	13,935,700	57.7%	40.4%	355,653,815	130,618,401	486,272,216	51.1%

Notes:

(1)	Ranking of Shareholders is based on the number of Shares held by the Shareholders upon Listing.

(2)	Total issued share capital includes share class(es) with weighted voting rights. For details on the weighted voting rights structure of the Company, please refer to the section headed “Appendix IIIA (General Information) – 2. Share Capital” of the Prospectus. The total issued and outstanding shares upon Listing comprises 820,334,135 Class A Ordinary Shares (as enlarged by the Share Offer and after full exercise of Offer Size Adjustment Option) and 130,618,401 Class B Ordinary Shares.

(3)	Information on top 25 existing holders of Shares (of all classes) based on the latest data sources available to the Company is used for the purpose of the above concentration analysis.

BASIS OF ALLOCATION UNDER THE HONG KONG PUBLIC OFFERING

Subject to the satisfaction of the conditions set out in the Prospectus, valid applications made by the public will be conditionally allocated on the basis set out below:

Number of Offer Shares applied for	Number of valid applications	Basis of allocation/ballot	Approximate percentage allotted of the total number of Offer Shares applied for
		Pool A
100	5,458	100 Shares	100.00%
200	1,038	100 Shares plus 934 out of 1,038 to receive additional 100 Shares	94.99%
300	561	100 Shares plus 549 out of 561 to receive additional 100 Shares	65.95%
400	282	200 Shares	50.00%
500	492	200 Shares plus 160 out of 492 to receive additional 100 Shares	46.50%
600	229	200 Shares plus 160 out of 229 to receive additional 100 Shares	44.98%
700	138	300 Shares	42.86%
800	105	300 Shares plus 41 out of 105 to receive additional 100 Shares	42.38%
900	70	300 Shares plus 50 out of 70 to receive additional 100 Shares	41.27%
1,000	738	400 Shares	40.00%
1,500	281	500 Shares	33.33%
2,000	276	600 Shares	30.00%
2,500	164	700 Shares	28.00%
3,000	149	800 Shares	26.67%
3,500	60	900 Shares	25.71%
4,000	97	1,000 Shares	25.00%
4,500	40	1,100 Shares	24.44%
5,000	154	1,200 Shares	24.00%
6,000	77	1,400 Shares	23.33%
7,000	72	1,600 Shares	22.86%
8,000	59	1,800 Shares	22.50%
9,000	32	2,000 Shares	22.22%
10,000	224	2,200 Shares	22.00%
20,000	96	4,300 Shares	21.50%
30,000	64	6,400 Shares	21.33%
40,000	33	8,500 Shares	21.25%
50,000	21	10,600 Shares	21.20%
60,000	44	12,700 Shares	21.17%
Total	11,054	Total number of Pool A successful applicants: 11,054

Number of Offer Shares applied for	Number of valid applications	Basis of allocation/ballot	Approximate percentage allotted of the total number of Offer Shares applied for
		Pool B
70,000	43	21,000 Shares	30.00%
80,000	7	23,900 Shares	29.88%
90,000	5	26,800 Shares	29.78%
100,000	45	29,600 Shares	29.60%
200,000	4	58,900 Shares	29.45%
300,000	4	88,100 Shares	29.37%
1,000,000	1	293,100 Shares	29.31%
1,500,000	4	439,400 Shares	29.29%
Total	113	Total number of Pool B successful applicants: 113

As of the date of this announcement, the relevant subscription monies previously deposited in the designated nominee accounts have been remitted back to the accounts of all HKSCC participants. Investors should contact their relevant brokers for any inquiries.

COMPLIANCE WITH LISTING RULES AND GUIDANCE

The Directors confirm that, except for the Listing Rules that have been waived, the Company has complied with the Listing Rules and guidance materials in relation to the placing, allotment and listing of the Company’s Offer Shares.

The Directors confirm that, to the best of their knowledge, no rebate has been, directly or indirectly, provided by the Company, Directors or syndicate members to any placees or the public (as the case may be) and the consideration paid by them for each Offer Share subscribed for or purchased by them was the same as the Offer Price in addition to any brokerage, AFRC transaction levy, SFC transaction levy and Stock Exchange trading fee payable.

OTHERS/ADDITIONAL INFORMATION

Reallocation

As the Hong Kong Public Offering has been oversubscribed by more than 10 times of the number of Offer Shares initially available under the Hong Kong Public Offering, the Reallocation procedure as disclosed in the section headed “Structure of the Share Offer – 5. Reallocation and Clawback” of the Prospectus has been applied.

As a result of such Reallocation, the final number of Offer Shares under the Hong Kong Public Offering is adjusted to 10,350,000 Shares, representing 30% of the number of Offer Shares available under the Share Offer (after full exercise of the Offer Size Adjustment Option), and the final number of Offer Shares under the International Offering is adjusted to 24,150,000 Shares, representing 70% of the total number of Offer Shares available under the Share Offer (after full exercise of the Offer Size Adjustment Option).

DISCLAIMERS

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) and Hong Kong Securities Clearing Company Limited (“HKSCC”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
The securities referred to herein may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of our securities to be made in the United States will be made by means of a prospectus that may be obtained from us and that will contain detailed information about us, our management, as well as financial statements. We intend to conduct a public offering of the securities described herein in the United States pursuant to our prospectus supplement and the accompanying prospectus contained in the registration statement on Form F-3 filed with the U.S Securities and Exchange Commission on December 16, 2022.
This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities. This announcement is not a prospectus. Potential investors should read the Prospectus dated June 25, 2025 issued by Kanzhun Limited for detailed information about the Share Offer described below before deciding whether or not to invest in the Offer Shares thereby being offered.
Potential investors of the Offer Shares should note that the Overall Coordinators (for themselves and on behalf of the Hong Kong Underwriters) shall be entitled to terminate their obligations under the Hong Kong Underwriting Agreement with immediate effect upon the occurrence of the events set out in and in accordance with the paragraph headed “Underwriting – 2. Underwriting Arrangements and Expenses – 2.1 Public Offer – Hong Kong Underwriting Agreement” in the Prospectus at any time prior to 8:00 a.m. (Hong Kong time) on the closing date (which is currently expected to be on July 4, 2025).

PUBLIC FLOAT

Based on information that is publicly available to the Company and within the knowledge of the Directors as of the date of this announcement, the Company will continue to maintain the prescribed percentage of public float under the Hong Kong Listing Rules upon listing of the Offer Shares.

ADMISSION AND COMMENCEMENT OF DEALINGS

Share certificates for the Offer Shares will only become valid evidence of title at 8:00 a.m. (Hong Kong time) on July 4, 2025, provided that the Share Offer has become unconditional and the right of termination described in the section headed “Underwriting – 2. Underwriting Arrangements and Expenses – 2.1 Public Offer – Hong Kong Underwriting Agreement” in the Prospectus has not been exercised. Investors who trade the Offer Shares on the basis of publicly available allocation details prior to the receipt of share certificates or prior to the share certificates becoming valid evidence of title do so entirely at their own risk.

Assuming that the Hong Kong Public Offering becomes unconditional at or before 8:00 a.m. (Hong Kong time) in Hong Kong on July 4, 2025, it is expected that dealings in the Offer Shares on the Hong Kong Stock Exchange will commence at 9:00 a.m. (Hong Kong time) on July 4, 2025. The Offer Shares will be traded in board lots of 100 Shares each. The stock code of the Company is 2076.

By order of the Board KANZHUN LIMITED Mr. Peng Zhao Founder, Chairman and Chief Executive Officer

Hong Kong, July 3, 2025

As at the date of this announcement, the Board of the Company comprises Mr. Peng Zhao, Mr. Yu Zhang, Mr. Xu Chen, Mr. Tao Zhang and Ms. Xiehua Wang as the executive Directors, Mr. Haiyang Yu as the non-executive Director, Mr. Yonggang Sun, Mr. Yan Li, Ms. Mengyuan Dong and Ms. Hongyu Liu as the independent non-executive Directors.